1. Name and Address of Reporting Person

       James R. Bazet
       175 North Harbor Dr., Apt. 5103
       Chicago, Illinois 60601

2. Issuer Name and Ticker or Trading Symbol

       Cobra Electronics Corporation
       COBR

3. IRS or Social Security Number of Reporting Person (Voluntary)

       ###-##-####

4. Statement for Month/Year

       August 1999

5. If Amendment, Date of Original (Month/Year)

       Not Applicable

6. Relationship of Reporting Person to Issuer

       xxx Director
       xxx Officer (give title below)
              President and Chief Executive Officer
       ___ 10 percent owner
       ___ Other (specify below)

7. Individual or Joint Group Filing (check applicable line)

       xxx Form filed for One Reporting Person
       ___ Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or
          Beneficially Owned

1. Title of Security -

2. Transaction Date  -

3. Transaction Code  -
                     -

4. Securities Acquired (A) or Disposed of (D)

        Amount     -
        (A) or (D) -
        Price      -

5. Amount of Securities Beneficially Owned at End of Month

        2,750 shares

6. Ownership Form: Direct (D) or Indirect (I) - D

7. Nature of Indirect Beneficial Ownership    - Not applicable


TABLE II - DERIVATIVE SECURITES ACQUIRED, DISPOSED OF, OR
BENEFIFIALLY OWNED

1. Title of Derivatie Security - Common stock

2. Conversion of Exercise Price of Derivative Security -

3. Transaction Date - August 2, 1999

4. Transaction Code - A, Grant of Stock Option

5. Number of Derivative Securities Acquired (A) or Disposed of (D) - 100,000 shares

6. Date Exercisable and Expiration Date -
            25,000 shares exercisable August 2, 2000
            25,000 shares exercisable August 2, 2001
            25,000 shares exercisable August 2, 2002
            25,000 shares exercisable August 2, 2003

/s/ James R. Bazet                           August 27, 1999
Signature of Reporting Person                Date